FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2011

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transaction in Own Shares”, dated 1 August 2011.

2.	Press release entitled, “Total Voting Rights”, dated 1 August 2011.

3.	Press release entitled, “Transaction in Own Shares”, dated 2 August 2011.

4.	Press release entitled, “Transaction in Own Shares”, dated 3 August 2011.

5.	Press release entitled, “Transaction in Own Shares”, dated 4 August 2011.

6.	Press release entitled, “Transaction in Own Shares”, dated 5 August 2011.

7.	Press release entitled, “Transaction in Own Shares”, dated 8 August 2011.

8.	Press release entitled, “Transaction in Own Shares”, dated 9 August 2011.

9.	Press release entitled, “Transaction in Own Shares”, dated 10 August 2011.

10.	Press release entitled, “Director/PDMR Shareholding”, dated 10 August 2011.

11.	Press release entitled, “Transaction in Own Shares”, dated 11 August 2011.

12.	Press release entitled, “Transaction in Own Shares”, dated 12 August 2011.

13.	Press release entitled, “Director/PDMR Shareholding”, dated 12 August 2011.

14.	Press release entitled, “Transaction in Own Shares”, dated 15 August 2011.

15.	Press release entitled, “Transaction in Own Shares”, dated 17 August 2011.

16.	Press release entitled, “Transaction in Own Shares”, dated 18 August 2011.

17.	Press release entitled, “Transaction in Own Shares”, dated 19 August 2011.

18.	Press release entitled, “Transaction in Own Shares”, dated 22 August 2011.

19.	Press release entitled, “Transaction in Own Shares”, dated 23 August 2011.

20.	Press release entitled, “Transaction in Own Shares”, dated 24 August 2011.

21.	Press release entitled, “Block Listing Application”, dated 24 August 2011.

22.	Press release entitled, “Transaction in Own Shares”, dated 25 August 2011.

23.	Press release entitled, “Transaction in Own Shares”, dated 26 August 2011.

24.	Press release entitled, “Share Repurchase Programme”, dated 26 August 2011.

25.	Press release entitled, “Transaction in Own Shares”, dated 30 August 2011.

26.	Press release entitled, “Director/PDMR Shareholding”, dated 30 August 2011.

27.	Press release entitled, “Transaction in Own Shares”, dated 31 August 2011.

28.	Press release entitled, “Sale of AstraTech to DENTSPLY complete”, dated 31 August 2011.

29.	Press release entitled, “Director/PDMR Shareholding”, dated 31 August 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 2 September 2011	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

ITEM 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 July 2011, it purchased for cancellation 694,474 ordinary shares of AstraZeneca PLC at a price of 2973 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,363,379,884.

A C N Kemp
Company Secretary
1 August 2011

ITEM  2

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 July 2011 the issued share capital of AstraZeneca PLC with voting rights is 1,363,394,559 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,363,394,559.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

1 August 2011

ITEM 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 August 2011, it purchased for cancellation 694,520 ordinary shares of AstraZeneca PLC at a price of 2977 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,362,700,039.

A C N Kemp
Company Secretary
2 August 2011

ITEM 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 August 2011, it purchased for cancellation 696,841 ordinary shares of AstraZeneca PLC at a price of 2922 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,362,016,646.

A C N Kemp
Company Secretary
3 August 2011

ITEM 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 August 2011, it purchased for cancellation 751,988 ordinary shares of AstraZeneca PLC at a price of 2812 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,361,475,613.

A C N Kemp
Company Secretary
4 August 2011

ITEM 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 4 August 2011, it purchased for cancellation 754,366 ordinary shares of AstraZeneca PLC at a price of 2765 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,360,721,247.

A C N Kemp
Company Secretary
5 August 2011

ITEM 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 August 2011, it purchased for cancellation 787,936 ordinary shares of AstraZeneca PLC at a price of 2677 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,359,934,433.

A C N Kemp
Company Secretary
8 August 2011

ITEM 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 August 2011, it purchased for cancellation 859,737 ordinary shares of AstraZeneca PLC at a price of 2653 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,359,085,284.

A C N Kemp
Company Secretary
9 August 2011

ITEM 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 August 2011, it purchased for cancellation 901,373 ordinary shares of AstraZeneca PLC at a price of 2562 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,358,183,911.

A C N Kemp
Company Secretary
10 August 2011

ITEM 10

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Simon Lowth, a Director of the Company, in AstraZeneca ordinary shares, has changed as detailed below.

On 9 August 2011, Mr Lowth exercised an option over 70,138 AstraZeneca ordinary shares at an option price of 1882 pence per share.

Following the exercise, Mr Lowth sold 61,713 of the 70,138 shares so acquired at a price of 2568 pence per share to cover the cost of exercise and associated taxes.

As a result of these transactions, Mr Lowth now has an interest in 261,363 AstraZeneca ordinary shares, which represents approximately 0.02% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
10 August 2011

ITEM 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 August 2011, it purchased for cancellation 941,002 ordinary shares of AstraZeneca PLC at a price of 2621 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,357,314,006.

A C N Kemp
Company Secretary
11 August 2011

ITEM 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 August 2011, it purchased for cancellation 990,714 ordinary shares of AstraZeneca PLC at a price of 2606 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,356,323,292.

A C N Kemp
Company Secretary
12 August 2011

ITEM 13

Transactions by Person Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.4R

On 29 July 2011, Dr Martin Mackay, a person discharging managerial responsibilities, was granted an award under the AstraZeneca Restricted Share Plan (AZRSP) over 21,320 AstraZeneca PLC USD0.25 Ordinary Shares at an award price of 3026 pence per share.

The AZRSP was introduced in 2008 and provides for the grant of restricted share awards with variable vesting dates.  This AZRSP award will vest in three tranches with the final tranche vesting in 2014 subject to continued employment with the Company.

A C N Kemp
Company Secretary
12 August 2011

ITEM 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 August 2011, it purchased for cancellation 1,060,464 ordinary shares of AstraZeneca PLC at a price of 2735 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,355,263,525.

A C N Kemp
Company Secretary
15 August 2011

ITEM 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 August 2011, it purchased for cancellation 1,077,006 ordinary shares of AstraZeneca PLC at a price of 2809 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 30 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,354,186,519.

A C N Kemp
Company Secretary
17 August 2011

ITEM 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 August 2011, it purchased for cancellation 750,715 ordinary shares of AstraZeneca PLC at a price of 2845 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,353,448,301.

A C N Kemp
Company Secretary
18 August 2011

ITEM 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 August 2011, it purchased for cancellation 1,079,097 ordinary shares of AstraZeneca PLC at a price of 2790 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,352,371,605.

A C N Kemp
Company Secretary
19 August 2011

ITEM 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 19 August 2011, it purchased for cancellation 1,046,989 ordinary shares of AstraZeneca PLC at a price of 2712 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,351,335,631.

A C N Kemp
Company Secretary
22 August 2011

ITEM 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 August 2011, it purchased for cancellation 1,042,091 ordinary shares of AstraZeneca PLC at a price of 2819 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,350,296,465.

A C N Kemp
Company Secretary
23 August 2011

ITEM 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 August 2011, it purchased for cancellation 1,065,881 ordinary shares of AstraZeneca PLC at a price of 2844 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,349,233,691.

A C N Kemp
Company Secretary
24 August 2011

ITEM 21

BLOCK LISTING APPLICATION

A block listing application has been made for 15,000,000 Ordinary Shares of $0.25 each in AstraZeneca PLC (the “Company”) to be admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange.

Admission is expected to become effective on 25 August 2011.

The shares will be issued fully paid and will rank pari passu in all respects with the existing ordinary shares of the Company and will be issued pursuant to certain of the Company’s employee share plans.

A C N Kemp
Company Secretary
24 August 2011

ITEM 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 August 2011, it purchased for cancellation 785,176 ordinary shares of AstraZeneca PLC at a price of 2851 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,348,448,633.

A C N Kemp
Company Secretary
25 August 2011

ITEM 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 August 2011, it purchased for cancellation 1,081,675 ordinary shares of AstraZeneca PLC at a price of 2826 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,347,372,561.

A C N Kemp
Company Secretary
26 August 2011

ITEM 24

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE REPURCHASE PROGRAMME

AstraZeneca PLC today announced that, further to the announcement made on 6 May 2011 in relation to an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on AstraZeneca’s behalf during the period which commenced on 9 May 2011 and was due to end on 26 August 2011, the programme will be extended by one additional trading day and will end on 30 August 2011. Any purchases will be made within certain pre-set parameters and in accordance with both AstraZeneca PLC's general authority to repurchase shares and the Listing Rules.

A C N Kemp
Company Secretary
26 August 2011

ITEM 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 August 2011, it purchased for cancellation 1,086,170 ordinary shares of AstraZeneca PLC at a price of 2790 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 30 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,346,286,391.

A C N Kemp
Company Secretary
30 August 2011

ITEM 26

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 27 August 2011, the interest of Dr Martin Mackay, a person discharging managerial responsibilities, in AstraZeneca PLC Ordinary Shares of $0.25 each has changed as detailed below.

The change in interest relates to an award made in August 2010 under the AstraZeneca Restricted Share Plan, whereby, in accordance with the terms of the award, 27,072 of the 81,217 shares originally awarded to Dr Mackay vested on 27 August 2011 and he has become beneficially entitled to these shares

Following certain mandatory tax deductions, Dr Mackay has received 12,994 shares into a personal brokerage account.

For tax purposes, the fair market value of the shares at vest was 2811.5 pence per share being the closing price of AstraZeneca ordinary shares on the day preceding the vesting day.

A C N Kemp
Company Secretary
30 August 2011

ITEM 27

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 August 2011, it purchased for cancellation 1,070,198 ordinary shares of AstraZeneca PLC at a price of 2852 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 30 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,345,230,772.

A C N Kemp
Company Secretary
31 August 2011

ITEM 28

SALE OF ASTRA TECH TO DENTSPLY INTERNATIONAL COMPLETE

AstraZeneca today announced that the sale of its Astra Tech business to DENTSPLY International Inc. for approximately $1.8 billion in cash has completed. The transaction closed on 31 August 2011.

The gain will be recorded as ‘other operating income’ in AstraZeneca’s third quarter profit and loss account and will be considered a ‘significant item’ to be excluded from Core financial measures. As a result, there will be no impact on the Company’s full year 2011 guidance for Core earnings per share.

As announced at AstraZeneca’s second quarter and half year results, net proceeds from the disposal of Astra Tech, will be used to augment the share repurchase programme to levels above the current $4 billion target. Now that the transaction is complete, the Company estimates that net share repurchases could increase to $5 billion in 2011; with repurchases from any remaining balance of the Astra Tech proceeds to be completed in 2012.

About Astra Tech
Astra Tech AB is a global leader in dental and healthcare (urological and surgical) products, services and support. An innovation-driven company since its foundation in 1948, Astra Tech has continually developed market-leading solutions to meet healthcare needs based on user and medical community input. Ongoing research and development is aimed at finding new ways to support caregivers and improve quality of life for patients worldwide.

Astra Tech headquarters are located in Mölndal, Sweden, with production facilities in Sweden and North America. The company is represented globally with marketing subsidiary presence in 21 countries and selected local distribution partners. Astra Tech has 2,200 employees worldwide.

About DENTSPLY
DENTSPLY designs, develops, manufactures and markets a broad range of professional dental products including dental implants, endodontic instruments and materials, orthodontic appliances, restorative materials, preventive materials and devices, and prosthetic materials and devices. The Company distributes its professional dental products in over 120 countries under some of the most well-established brand names in the industry. DENTSPLY is committed to the development of innovative, high quality, cost-effective new products for the professional dental market.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries UK

Esra Erkal-Paler	+44 207 604 8030 (24 hours
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122	mob: +44 7775 704032
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

31 August 2011

ITEM 29

Transactions by Person Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.4R

On 26 August 2011, Katarina Ageborg, a person discharging managerial responsibilities, was granted awards under the terms of the AstraZeneca Investment Plan (AZIP) and the AstraZeneca Performance Share Plan (AZPSP) over the Company’s USD0.25 Ordinary Shares as follows:

Shares awarded under AZIP	Shares awarded under AZPSP	Award price

3,337	4,091	2841p

The AZIP was approved by shareholders at the Company’s AGM on 29 April 2010.  This AZIP award is subject to a four-year performance period and a subsequent four-year holding period.

The performance hurdle that applies to this AZIP awards relates to dividends and dividend cover. A summary of the AZIP can be found in the AstraZeneca Annual Report and Form 20-F Information 2010 which is available on the Company’s website www.astrazeneca.com.

The AZPSP was approved by shareholders at the Company’s AGM in 2005.  Awards made under the AZPSP may not generally vest before the third anniversary of the relevant date of grant, nor unless the specified performance target(s) have been met at the end of the three-year performance period which, for this award, is 1 January 2011 to 31 December 2013.

The performance target that applies to this AZPSP award relates to relative total shareholder return and cash flow.  A summary of the AZPSP can be found in the AstraZeneca Annual Report and Form 20-F Information 2010 which is available on the Company’s website www.astrazeneca.com.

A C N Kemp
Company Secretary
31 August 2011